26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

September 11, 2020

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jessica Livingston / Michael Clampitt

Re:	Lion Group Holding Ltd. Registration Statement on Form F-1 Filed August 3, 2020 File No. 333-240292

Dear Ms. Livingston and Mr. Clampitt:

On behalf of Lion Group Holding Ltd. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 3, 2020, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”) filed on August 26, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form F-1 filed August 26, 2020

General

1.	Referring to comment 3 in our letter dated August 13, 2020 and noting your response thereto, please provide a specific legal and factual analysis of how the PIPE investors are irrevocably bound to purchase a set number of securities for a set purchase price given the true-up and assign-ability features of the Securities Purchase Agreement. Address whether and how a PIPE investor/selling shareholder can transfer its interest prior to the second or optional closings or exercise of the warrants and still be irrevocably bound and at market risk at the time they entered into the securities purchase agreement. Address how the registration statement will accurately identify the selling shareholders under Item 507 of Regulation S-K. Alternatively, withdraw or amend your registration statement to remove from registration the resale of shares subject to the Securities Purchase Agreement, complete the private placement of the equity line financing and then file a registration statement for these shares.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

U.S. Securities & Exchange Commission September 11, 2020 Page 2

Additionally, if your analysis concludes that the true-up and assign-ability features do not impact your ability to register the transaction as a secondary offering, please also provide an analysis of whether the private placement has been completed for the shares issuable upon the exercise of PIPE warrants and those for the Optional Closing, including whether these involve further investment decisions of the investor which would make the investor not irrevocably committed to acquire all the shares under the equity line agreement. We note that if an investor receives a warrant he can exercise or not, there is a further investment decision and he is not irrevocably committed to acquire all the shares under the equity line agreement, and the private offering is therefore not completed. A private placement with the shares underlying the equity line agreement will be considered to be completed only if the investors are irrevocably bound to purchase all of the shares under the equity agreement. For guidance please refer to Question 134.01 under the Securities Act Section of our “Compliance and Disclosure Interpretations” available on the Commission’s website.

In response to the Staff’s comment, the Company has removed the resale of shares subject to Securities Purchase Agreement from Amendment No. 2.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at david.zhang@kirkland.com or by telephone at +852-3761-3318, or Ben James at ben.james@kirkland.com, or by telephone at +852-3761-3412.

Sincerely,

/s/ David T. Zhang

cc:	Jian Wang, Chairman of the Board